FILED BY NABORS INDUSTRIES LTD

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: C&J ENERGY SERVICES, INC.

COMMISSION FILE NO. 001-35255

NEWS RELEASE

June 25, 2014

Nabors Announces Agreement to Combine its Completion & Production Services Businesses with C&J Energy Services

Transaction Highlights:

•                  Creates a leading oilfield services provider with increased critical mass, broader geographic presence and strong international potential

•                  Sharpens Nabors’ focus on its drilling businesses, enhances its financial position and maintains emerging upside in completion and production services

•                  Transfers the Nabors’ completion and production services businesses in the U.S. and Canada to a combined company with specific focus on these sectors of the market

•                  Delivers nearly $940 million in cash to Nabors and a 53% ownership position in the combined company

•                  The combined entity will be listed on the NYSE as C&J Energy Services Ltd. (CJES), led by the C&J management team and strengthened by Nabors’ completion and production services management and staff

•                  Immediately accretive with continued upside through significant synergies over the intermediate term

HAMILTON, Bermuda; Jun. 25, 2014/PRNewswire — Nabors Industries Ltd. (NYSE: NBR) announced today that the company has signed a definitive agreement to combine its completion and production services businesses in the U.S. and Canada with C&J Energy Services, Inc. (NYSE: CJES), an independent oilfield services and manufacturing company.

Following the completion of this transaction, Nabors will own approximately 53 percent of the combined company, which will be incorporated in Bermuda and listed on the NYSE as C&J Energy Services Ltd.  In addition to the 62.54 million shares of the combined company, Nabors will also receive approximately $937 million cash, to be paid from proceeds of a public debt placement by the combined company.  The new C&J Energy Services Ltd. will be managed by the current C&J Energy Services management team, supplemented by Nabors’ completion and production services workforce.  The transaction will roughly triple the C&J stimulation fleet, which should then rank as the fifth largest fleet in North America.  The combined company will also operate the largest fluids management fleet and the second largest workover/well-servicing fleet in North America.  In addition, prospects for international expansion should be enhanced through a global alliance agreement with Nabors.

The transaction has been approved by the board of directors of both companies and is subject to approval by C&J shareholders and the satisfaction of customary closing conditions and regulatory approvals.  It is anticipated shares in C&J Energy Services Ltd. will be publicly traded under the symbol CJES, pending approval from regulatory authorities. Goldman, Sachs & Co. and Lazard Ltd. advised Nabors on the transaction. Citigroup and Tudor, Pickering, Holt, & Co. represented C&J Energy Services.

“I view the creation of this new company as a formidable player which will meaningfully enhance shareholder value for each company,” said Nabors’ Chairman, President and Chief Executive Officer Anthony G. Petrello.  “C&J Energy Services is a highly respected and vertically-integrated premier operator, run by a very capable management team.  The addition of the cash flow and earnings leverage of the high-quality assets, management and personnel of our completion and production services businesses creates one of the largest completion and production services operations in North America.  This enlarged scale and the global alliance with Nabors also enhance the prospects for international expansion.”

“This transaction is the culmination of the comprehensive strategic review process Nabors began last year.  While we still believe in the long-term value of these elements of our business, particularly in light of the reemergence of growth following a two-year down cycle, we saw this transaction as the most expeditious way to demonstrate their real value.  Both the combined company and Nabors can now concentrate their resources within their respective segments.  The benefits to our shareholders are numerous and significant.  In addition to establishing the intrinsic value of these Nabors’ entities with the initial valuation, our retention of 53 percent ownership in the new company will provide a real-time indication of market value as expected synergies are realized and the emerging growth cycle progresses.  In addition, the cash component of the deal further enhances our financial flexibility.”

“During the considerable time spent developing this transaction, I have become increasingly confident in the quality and capability at all levels of the C&J organization and their ability to effectively lead this larger and more complex operation.  Their strength will be augmented by the addition of key management, support and operations staff from our completion and production services operations.”

Teleconference & Webcast Information

Nabors will host a teleconference to discuss the strategic benefits of the transaction on June 26, 2014 at 10 a.m. Central Standard Time (11 a.m. Eastern Time) to further review the pending transaction. The webcast can be accessed within the Investor Relations sections of www.nabors.com or www.cjenergy.com. Investors and analyst are invited to participate in the live call by dialing 1-888-317-6003 from the U.S. or 1-866-284-3684 from Canada and 1-412-317-6061 from other international venues, the participant access code is 1680119.

A replay of the call will also be available until July 3, 2014. The teleconference replay can be accessed by dialing 1-877-344-7529 within the U.S. or by calling 1-412-317-0088 from international locations. The replay conference number is 10048676.

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About Nabors Industries

Nabors owns and operates the world’s largest land-based drilling rig fleet and has one of the largest completion services and workover and well servicing rig fleets in North America. Our company is a leading provider of offshore platform workover and drilling rigs in the U.S. and multiple international markets. Nabors provides innovative drilling technology and equipment, directional drilling and comprehensive oilfield services in most of the significant oil and gas markets in the world. For additional information about Nabors Industries, please visit our website at www.nabors.com.

SOURCE: Nabors Industries Ltd.

MEDIA CONTACT:

Dennis A. Smith, Director of Corporate Development & Investor Relations, +1 281-775-8038

To request investor materials, contact Nabors’ corporate headquarters in Hamilton, Bermuda at +441-292-1510 or via e-mail at mark.andrews@nabors.com

Important Additional Information

In connection with the proposed transactions, Nabors Red Lion Limited (which will be renamed C&J Energy Services Ltd. as of the closing of the proposed transaction) (“Red Lion”) intends to file with the SEC a registration statement on Form S-4 that will include the proxy statement of C&J Energy Services, Inc. (“C&J”) that also constitutes a prospectus of Red Lion. Each of Red Lion and C&J also plan to file other relevant documents with the SEC regarding the proposed transactions. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Red Lion and C&J with the SEC at the SEC’s website at www.sec.gov.  You may also obtain copies of the documents filed by Red Lion with the SEC free of charge on Nabors Industries Ltd.’s (“Nabors”) website at www.nabors.com, and copies of the documents filed by C&J with the SEC are available free of charge on C&J’s website at www.cjenergy.com.

Participants in the Solicitation

Red Lion, C&J and Nabors and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions.  Information about C&J’s directors and executive officers is available in C&J’s proxy statement dated April 10, 2014, for its 2014 annual meeting of shareholders.  Information about Nabors’ directors and executive officers is available in Nabors’ proxy statement dated April 30, 2014, for its 2014 annual meeting of shareholders.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from C&J and Nabors using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.